

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

<u>Via E-mail</u>
Jacek Niezgoda
Chief Executive Officer
Artex Corp.
Ciechocin 28
Ciechocin, 87-100, Poland

      Re: **Artex Corp.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed July 8, 2014
             File No. 333-196109

Dear Mr. Niezgoda:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated June 16, 2014. Please revise your disclosure to state that you have no intentions to be acquired by an operating company or enter into a change of control transaction.

Dilution, page 16

2. We note that your response to prior comment 11 in our letter dated June 16, 2014 did not provide all of the requested information. As previously requested, please provide the specific quantitative detail in your response via tabular presentation on how you arrived at your net tangible book value before and after the offering for all four scenarios of shares sold. We may have further questions after we review your calculations.

Management's Discussion and Analysis or Plan of Operation, page 18

3. We note your response to comment 14 in our letter dated June 16, 2014. Please revise your filing to disclose the reasons for the decrease in your cash balance from $1,846 to $312.

4. We note your response to comment 15 in our letter dated June 16, 2014 and your amended disclosure. Please revise your reference to $833 to clarify that this is the cash burn rate <u>per month</u>. In addition, please disclose the amount of time management believes current cash balances can sustain operations. Please refer to Item 303(a) of Regulation S-K.

Description of Business, page 33

Target Market, page 34

5. We note your response to comment 16 in our letter dated June 16, 2014 and your amended disclosure. Please explain how GDP is an indicator of low and middle income families' buying power.

Directors, Executive Officers, Promoter and Control Persons, page 38

6. We note your response to comment 20 in our letter dated June 16, 2014 and your amended disclosure on page II-5. Please also revise the chart on page 38 to indicate that Mr. Niezgoda serves as your sole director.

Non-Cumulative Voting, page 46

7. We note your response to comment 24 in our letter dated June 16, 2014 and your amended disclosure on page 46 that present stockholders will own approximately 74% of your outstanding shares if all of the offered common stock is sold. However, your revised disclosure is still inconsistent with your disclosure on page 10 which states that Mr. Niezgoda will own 26% of your outstanding shares if 100% of the offered shares are sold. Please revise your filing to make these numbers consistent throughout.

Financial Statements, page F-1

General

8. Effective July 15, 2014, the age of the financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. When you file your next amendment, the financial statements included in your registration statement must be updated to comply with this Rule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: John T. Root, Jr.